UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      May 3, 2006


Mr. James Lewis Connor, III
Senior Vice President, General Counsel and Corporate Secretary
Helix Energy Solutions Group, Inc.
400 N. Sam Houston Parkway E., Suite 400
Houston, Texas 77060

Re:	Helix Energy Solutions Group, Inc.
      Form S-4
      	Filed April 3, 2006
      	File No. 333-132922

Dear Mr. Connor:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Condensed Combined Pro Forma Financial Data, page 154
1.	We note your disclosure that the process of evaluating
Remington`s accounting policies for conformity to Helix`s is still in
the preliminary stages.   Please complete your evaluation process
and
revise your pro forma presentation as appropriate to include any conforming adjustments. If certain items remain subject to completion, please revise your disclosure to clarify the nature of such items and the reason they remain outstanding.
2.	Please expand your pro forma presentation to identify any
changes in contractual arrangements resulting from your merger with
Remington that will affect your results of operations subsequent to
the merger; as well as any significant integration or disposal costs
that you expect to incur.
3.	Please add disclosure, supplementing the pro forma
presentation
depicting your merger with Remington, to discuss plans for your marine shelf contracting segment, and the filing of an initial registration statement on Form S-1. We note your statement that you may sell a minority stake in the Shelf Contracting business on page
75. We also note that you recently wrote to the Chief Accountant, in a letter dated March 17, 2006, stating that you anticipated filing a
Form S-1 for the registration of shares for a newly created entity from a "carve-out" of your marine shelf contracting business and seeking advice on certain accounting matters. The significance of the historical operations associated with the assets to be transferred to the new entity, and the anticipated impact on your expected future financial position, results of operations and cash flows should be addressed in this section, the Business section and in MD&A.

Unaudited Pro Forma Consolidated Statement of Operations, page 155
4.	Please expand your disclosure in footnote (b) to clarify
whether
any change in asset useful lives and/or amortization periods is anticipated or factored into your pro forma adjustment.
5.	Please expand your disclosure in footnote (c) to discuss the basis for your estimated annual interest rate for 2005 of 5.32%, and to indicate whether the rate is consistent with the terms of your debt agreement. If actual interest rate in the transaction may differ from the estimate underlying your interest expense adjustment, please also disclose in a footnote the effect on your pro forma income of a 1/8 percent variance in interest rate.

Unaudited Pro Forma Combined Balance Sheet, page 156

6.	Please expand your disclosure in footnote (a) to discuss the basis for each factor used in your purchase price calculation, including the 30,156,452 shares of

Remington common stock, $27.00 cash price per share, 0.436 times
$42.48 per share, and $20 million estimated direct transaction fees payable.

7.	Tell us why you use different number of shares and per share price for Remington common stock in the footnote disclosures of your
Calculation of Registration Fee page that follows your Form S-4 cover
page.
8.	Expand your disclosure in footnote (a) to identify the
independent appraisal firm engaged to assist you in finalizing your purchase price allocation; file the consent required under Item 601(b)(23) of Regulation S-K. Additionally, since the purchase accounting method requires that the purchase price be allocated based on the relative fair values of the assets and liabilities acquired, your presentation and related disclosure stating that assets and liabilities were valued at their historical book values should be revised as necessary to comply with this guidance, with further disclosure describing the method by which you have utilized historical amounts in estimating the fair values depicted.

Supplemental Oil and Gas Disclosures (Unaudited), page 158

9.	We note your disclosure that the standardized measure
projections should not be viewed as realistic estimates of future cash flows. Please expand your disclosure to discuss the limitations and assumptions used, while identifying those where "subjective judgments" have been used and which may have been estimated with a greater level of precision had you obtained more complete information. Please differentiate between information utilized in compiling the measures, and the effects of future occurrences that may change the assumptions upon which the measures are currently based.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
Please provide this request at least two business days in advance of the requested effective date.














      You may contact Lily Dang at 202-551-3867, or in her absence,
Karl Hiller at 202-551-3686 with any questions regarding the financial statements or related matters. Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3685 with any other questions.

      Sincerely,


      Tangela Richter
      Branch Chief


cc:	Arthur H. Rogers, Esq.
      K. Hiller (SEC)
      L. Dang (SEC)
      D. Levy (SEC)


Mr. James Lewis Connor, III
Helix Energy Solutions Group, Inc.
Page 5